
Lombardi's
Authentic Italian

The best olive oil for your healthy eating habits

Taste the difference of exeptional quality

Why Olive Oil?

Lorem ipsum dolor sit amet, consectetur adipiscing elit. In molestie magna nec massa tempus vel molestie velit egestas. Donec at lorem non libero laoreet lobortis. Donec diam mi, dapibus ut pulvinar quis, pulvinar

Health Info

Lorem ipsum dolor sit amet, consectetur adipiscing elit. In molestie magna nec massa tempus vel molestie velit egestas. Donec at lorem non libero laoreet lobortis. Donec diam mi, dapibus ut pulvinar quis, pulvinar

Products



See All Products >>